SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 204.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Hyatt Hotels Corporation

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

448579102

(CUSIP Number)

Charles E. Dobrusin

104 South Michigan Ave., Suite 1000

Chicago, IL 60603

(312) 436-1202

Harry B. Rosenberg

10 S. Wacker Dr., Suite 4000

Chicago, IL 60606

(312) 207-6456

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 29, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages

CUSIP No. 448579102	13D	Page 2 of 17 Pages

1.

Names of reporting persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of the trusts listed on Appendix A-1.

2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power *2,287,343
	9.	Sole dispositive power 0
	10.	Shared dispositive power *2,287,343
11.	Aggregate amount beneficially owned by each reporting person *2,287,343
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 1.4%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), and Class A Common Stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 6 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010, as amended), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of May 30, 2013, as reported in the Issuer’s Current Report on Form 8-K, filed on May 30, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 159,551,851 shares of Common Stock outstanding as of May 30, 2013. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class A Common Stock owned by the Reporting Persons represent less than 0.1% of the total voting power of the Common Stock as of May 30, 2013. The shares of Class B Common Stock owned by the Reporting Persons represent 1.9% of the total voting power of the Common Stock as of May 30, 2013. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of May 30, 2013 which is comprised of 45,910,600 shares of Class A Common Stock and 113,641,251 shares of Class B Common Stock, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 3 of 17 Pages

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) Mary Parthe, not individually, but solely as trustee of the trusts listed on Appendix A-2.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 21,128*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 21,128*
11.	Aggregate amount beneficially owned by each reporting person 21,128*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) Less than 0.1%
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 6 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010, as amended), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of May 30, 2013, as reported in the Issuer’s Current Report on Form 8-K, filed on May 30, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 159,551,851 shares of Common Stock outstanding as of May 30, 2013. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represents less than 0.1% of the total voting power of the Common Stock as of May 30, 2013. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of May 30, 2013, which is comprised of 45,910,600 shares of Class A Common Stock and 113,641,251 shares of Class B Common Stock, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 4 of 17 Pages

1.

Names of reporting persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

JP Morgan Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-3.

2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,113,788*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,113,788*
11.	Aggregate amount beneficially owned by each reporting person 1,113,788*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) 0.7%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 6 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010, as amended), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of May 30, 2013, as reported in the Issuer’s Current Report on Form 8-K, filed on May 30, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 159,551,851 shares of Common Stock outstanding as of May 30, 2013. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represent 1.0% of the total voting power of the Common Stock as of May 30, 2013. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of May 30, 2013, which is comprised of 45,910,600 shares of Class A Common Stock and 113,641,251 shares of Class B Common Stock, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 5 of 17 Pages

1.

Names of reporting persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-4.

2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 19,001*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 19,001*
11.	Aggregate amount beneficially owned by each reporting person 19,001*
12.	Check if the aggregate amount in Row (11) excludes certain shares ☒
13.	Percent of class represented by amount in Row (11) less than 0.1%*
14.	Type of reporting person OO

*	Represents shares of the Issuer’s Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), issuable upon conversion of shares of the Issuer’s Class B Common Stock, $0.01 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.

The Reporting Persons (as defined in this Amendment No. 6 to Schedule 13D) are party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D, filed with the SEC by the Reporting Persons on August 26, 2010, as amended), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by each Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

All references to the number of shares outstanding are as of May 30, 2013, as reported in the Issuer’s Current Report on Form 8-K, filed on May 30, 2013. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Persons and based on 159,551,851 shares of Common Stock outstanding as of May 30, 2013. With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The shares of Class B Common Stock owned by the Reporting Person represents less than 0.1% of the total voting power of the Common Stock as of May 30, 2013. The percentage of total voting power of the Common Stock is calculated based on the total voting power of the Common Stock outstanding as of May 30, 2013, which is comprised of 45,910,600 shares of Class A Common Stock and 113,641,251 shares of Class B Common Stock, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 6 of 17 Pages

EXPLANATORY NOTE: This constitutes Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by the Reporting Persons with the SEC on August 26, 2010 pursuant to Section 13(d) of the Act, and Rule 13d-1(a) thereunder, as previously amended by Amendment No. 1 filed by the Reporting Persons with respect to the Issuer on September 9, 2010 (“Amendment No. 1”) and further amended by Amendment No. 2 filed by the Reporting Persons with respect to the Issuer on May 18, 2011 (“Amendment No. 2”) and further amended by Amendment No. 3 filed by the Reporting Persons with respect to the Issuer on December 7, 2011 (“Amendment No. 3”) and further amended by Amendment No. 4 filed by the Reporting Persons with respect to the Issuer on December 4, 2012 (“Amendment No. 4”) and further amended by Amendment No. 5 filed by the Reporting Persons with respect to the Issuer on December 19, 2012 (“Amendment No. 5”) (as so amended, the “Schedule 13D”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein. Only those items amended are reported herein. Capitalized terms used in this Amendment No. 6 without being defined herein have the respective meanings given to them in the Schedule 13D.

Schedule A attached to the Schedule 13D is replaced in its entirety by Schedule A attached hereto, and all references to “Schedule A” in the Schedule 13D shall be to “Schedule A” attached hereto. Schedule B attached to the Schedule 13D is replaced in its entirety by Schedule B attached hereto, and all references to “Schedule B” in the Schedule 13D shall be to “Schedule B” attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is amended and supplemented as follows:

On May 29, 2013, one of the Reporting Persons, solely in its capacity as trustee of certain trusts for the benefit of James N. Pritzker and certain of his lineal descendants, entered into a Purchase and Sale Agreement with the Issuer, pursuant to which the Reporting Person agreed to sell to the Issuer an aggregate of 38,002 shares of Class B Common Stock at a price of $41.0352 per share, which represents the Volume Weighted Average Price for the Class A Common Stock for the three (3) trading-day period ended May 28, 2013 as reported by Bloomberg, for an aggregate purchase price of $1,559,419.67. The transaction closed on May 29, 2013.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is amended and supplemented as follows:

On May 29, 2013, one of the Reporting Persons, solely in its capacity as trustee of certain trusts for the benefit of James N. Pritzker and certain of his lineal descendants, entered into a Purchase and Sale Agreement with the Issuer, pursuant to which the Reporting Person agreed to sell to the Issuer an aggregate of 38,002 shares of Class B Common Stock at a price of $41.0352 per share, which represents the Volume Weighted Average Price for the Class A Common Stock for the three (3) trading-day period ended May 28, 2013 as reported by Bloomberg, for an aggregate purchase price of $1,559,419.67. The transaction closed on May 29, 2013.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is amended and supplemented as follows:

(a)-(b) As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 8,470 shares of currently issued shares of Class A Common Stock and 3,432,790 shares of Class A Common Stock issuable upon conversion of 3,432,790 shares of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of May 30, 2013, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 3.0% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of May 30, 2013, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 2.2% of the total number of shares of Common Stock outstanding and 2.9% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Based solely on the information contained in an amendment to the Schedule 13D filed by certain Separately Filing Group Members, certain Separately Filing Group Members entered into purchase and sale agreements with the Issuer on May 29, 2013 pursuant to which the Issuer agreed to repurchase an aggregate of 155,921 and 101,149 (respectively) shares of Class B Common Stock from such Separately Filing Group Members for $41.0352 per share. The transactions closed on May 29, 2013.

CUSIP No. 448579102	13D	Page 7 of 17 Pages

Schedule A attached to this Amendment No. 6 amends and restates, in its entirety, Schedule A attached to the Schedule 13D. Schedule A attached to this Amendment No. 6 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person.

Based solely on the information contained in the Schedule 13D, as amended, filed by a Separately Filing Group Member, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 19,837 shares of currently issued Class A Common Stock and 88,529,165 shares of Class A Common Stock issuable upon conversion of 88,529,165 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents less than 0.1% of the total number of shares of Class A Common Stock outstanding, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 77.9% of the total number of shares of Class B Common Stock outstanding. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 55.5% of the total number of shares of Common Stock outstanding and 74.9% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Schedule B attached to this Amendment No. 6 amends and restates, in its entirety, Schedule B attached to the Schedule 13D. Schedule B attached to this Amendment No. 6 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members.

(c) As described in Item 4 above, on May 29, 2013, one of the Reporting Persons, solely in its capacity as trustee of certain trusts for the benefit of James N. Pritzker and certain of his lineal descendants, entered into a Purchase and Sale Agreement with the Issuer, pursuant to which the Reporting Person agreed to sell to the Issuer an aggregate of 38,002 shares of Class B Common Stock at a price of $41.0352 per share, which represents the Volume Weighted Average Price for the Class A Common Stock for the three (3) trading-day period ended May 28, 2013 as reported by Bloomberg, for an aggregate purchase price of $1,559,419.67. The transaction closed on May 29, 2013.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On May 29, 2013, one of the Reporting Person, solely in its capacity as trustee of certain trusts for the benefit of James N. Pritzker and certain of his lineal descendants, entered into a Purchase and Sale Agreement with the Issuer, pursuant to which the Reporting Person agreed to sell to the Issuer an aggregate of 38,002 shares of Class B Common Stock at a price of $41.0352 per share, which represents the Volume Weighted Average Price for the Class A Common Stock for the three (3) trading-day period ended May 28, 2013 as reported by Bloomberg, for an aggregate purchase price of $1,559,419.67. The transaction closed on May 29, 2013.

The summary of the Purchase and Sale Agreement contained in this Item 6 is qualified in its entirety by reference to the Purchase and Sale Agreement, which is filed as Exhibit 15 hereto and incorporated herein by reference.

CUSIP No. 448579102	13D	Page 8 of 17 Pages

Item 7.	Material to Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended by adding the following exhibits thereto:

Exhibit 15	Purchase and Sale Agreement, dated as of May 29, 2013, by and among each of the signatories thereto (incorporated by reference to Exhibit 99.1 to Hyatt Hotels Corporation’s Current Report on Form 8-K (File No. 001-34521) filed with the Securities and Exchange Commission on May 30, 2013).

Exhibit 16	Secretary’s Certificate of JP Morgan Trust Company (Bahamas) Limited evidencing authority of signatories to sign and file Schedule 13D and related documents on behalf of JP Morgan Trust Company (Bahamas) Limited.

Exhibit 17	Secretary’s Certificate of CIBC Trust Company (Bahamas) Limited evidencing authority of signatories to sign and file Schedule 13D and related documents on behalf of CIBC Trust Company (Bahamas) Limited.

CUSIP No. 448579102	13D	Page 9 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2013

/s/ Charles E. Dobrusin
Charles E. Dobrusin, not individually, but solely in his capacity as co-trustee of the trusts listed on Appendix A-1

/s/ Harry B. Rosenberg
Harry B. Rosenberg, not individually, but solely in his capacity as co-trustee of the trusts listed on Appendix A-1

/s/ Mary Parthe
Mary Parthe, not individually, but solely in her capacity as trustee of the trusts listed on Appendix A-2

JP Morgan Trust Company (Bahamas) Limited, not individually, but solely in its capacity as trustee of the trusts listed on Appendix A-3

By:	/s/ Marsya L. Cates
Name:	Marsya L. Cates
Title:	Authorized Signatory*

By:	/s/ Shavaughn L. Blades
Name:	Shavaughn L. Blades
Title:	Authorized Signatory*

*	A Secretary’s Certificate evidencing the authority of such persons to sign and file this Amendment No. 6 on behalf of JP Morgan Trust Company (Bahamas) Limited is filed as Exhibit 16 to this Schedule 13D.

CUSIP No. 448579102	13D	Page 10 of 17 Pages

CIBC Trust Company (Bahamas) Limited, not individually, but solely in its capacity as trustee of the trusts listed on Appendix A-4

By:	/s/ Carlis E. Chisholm
Name:	Carlis E. Chisholm
Title:	Authorized Signatory**

By:	/s/ Helen M. Carroll
Name:	Helen M. Carroll
Title:	Authorized Signatory**

**	A Secretary’s Certificate evidencing the authority of such persons to file this Amendment No. 6 on behalf of CIBC Trust Company (Bahamas) Limited is filed as Exhibit 17 to this Schedule 13D.

CUSIP No. 448579102	13D	Page 11 of 17 Pages

Appendix A-1

JNP 2010-P.G. Trust

JNP Parachute Mirror Trust K

JNP Parachute Mirror Trust L

JNP Parachute Trust #2

JNP Parachute Mirror Trust A

JNP Parachute Mirror Trust B

LaSalle Trust #50

LaSalle Trust #55

LaSalle G.C. Trust #6

Don G.C. Trust #5

R.A. G.C. Trust #5

A.N.P. Trust #22 – James

A.N.P. Trust #24 – James

A.N.P. Trust #28 – James

A.N.P. Trust #30 – James

CUSIP No. 448579102	13D	Page 12 of 17 Pages

Appendix A-2

Tal LaSalle Mirror Trust #17D

Tal – 2010 ECI Family Trust #4

CUSIP No. 448579102	13D	Page 13 of 17 Pages

Appendix A-3

JNP 2010 Parachute Trust N2

JNP 2010 Parachute Trust N3

CUSIP No. 448579102	13D	Page 14 of 17 Pages

Appendix A-4

THP 2010 Trust N2

WJGP 2010 Trust N2

1740-40 AANP Trust

CUSIP No. 448579102	13D	Page 15 of 17 Pages

Schedule A

Certain Information Regarding the

Reporting Persons1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Name of Beneficial Owner	Shares	% of Class A	Shares	% of Class B
Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of the trusts listed on Appendix A-1	8,470	*	2,278,873	2.0%	1.4%	1.9%
Mary Parthe, not individually, but solely as trustee of the trusts listed on Appendix A-2	—	—	21,128	*	*	*
JP Morgan Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-3	—	—	1,113,788	1.0%	0.7%	0.9%
CIBC Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix A-4	—	—	19,001	*	*	*

*	less than 0.1% beneficial ownership

[1]	All references to the number of shares outstanding are as of May 30, 2013, as reported in the Issuer’s Current Report on Form 8-K, filed May 30, 2013.
[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 45,910,600 shares of the Class A Common Stock outstanding as of May 30, 2013, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 113,641,251 shares of Class B Common Stock outstanding as of May 30, 2013.
[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 45,910,600 shares of Class A Common Stock and 113,641,251 shares of Class B Common Stock outstanding as of May 30, 2013.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of the Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of May 30, 2013, which is comprised of 45,910,600 shares of Class A Common Stock and 113,641,251 shares of Class B Common Stock, and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

CUSIP No. 448579102	13D	Page 16 of 17 Pages

Schedule B

Certain Information Regarding the

Separately Filing Group Members1

	Class A Common Stock[2]		Class B Common Stock[3]		% of Total Common Stock[4]	% of Total Voting Power[5]
Separately Filing Group Member	Shares	% of Class A	Shares	% of Class B
Trustee of the Non-U.S. Situs Trusts[6]	—	—	1,485,728	1.3%	0.9%	1.3%
Trustees of the Thomas J. Pritzker Family Trusts and Other Reporting Persons[7]	—	—	22,520,767	19.8%	14.1%	19.0%
Trustees of the Nicholas J. Pritzker Family Trusts and Other Reporting Persons[8]	—	—	1,409,437	1.2%	0.9%	1.2%
Trustees of the James N. Pritzker Family Trusts[9]	8,470	*	3,432,790	3.0%	2.2%	2.9%
Trustees of the John A. Pritzker Family Trusts[10]	—	—	—	—	—	—
Trustees of the Linda Pritzker Family Trusts[11]	—	—	—	—	—	—
Trustees of the Karen L. Pritzker Family Trusts[12]	—	—	8,584,104	7.6%	5.4%	7.3%
Trustees of the Penny Pritzker Family Trusts and Other Reporting Persons[13]	11,367	*	10,018,946	8.8%	6.3%	8.5%
Trustees of the Daniel F. Pritzker Family Trusts[14]	—	—	10,001,457	8.8%	6.3%	8.5%
Trustees of the Anthony N. Pritzker Family Trusts[15]	—	—	6,186,817	5.4%	3.9%	5.2%
Trustees of the Gigi Pritzker Pucker Family Trusts and Other Reporting Persons[16]	—	—	18,837,636	16.6%	11.8%	15.9%
Trustees of the Jay Robert Pritzker Family Trusts[17]	—	—	6,051,483	5.3%	3.8%	5.1%

Pritzker Family Group Totals	19,837	*	88,529,165	77.9%	55.5%	74.9%

*	Less than 1% beneficial ownership

[1]	All references to the number of shares outstanding are as of May 30, 2013, as reported in the Issuer’s Current Report on Form 8-K, filed May 30, 2013.
[2]

The information shown in the table with respect to the percentage of Class A Common Stock beneficially owned is based on 45,910,600 shares of the Class A Common Stock outstanding as of May 30, 2013, assuming that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[3]	The information shown in the table with respect of the percentage of Class B Common Stock beneficially owned is based on 113,641,251 shares of Class B Common Stock outstanding as of May 30, 2013.
[4]

The information shown in the table with respect to the percentage of total Common Stock beneficially owned is based on 45,910,600 shares of Class A Common Stock and 113,641,251 shares of Class B Common Stock outstanding as of May 30, 2013.

[5]

With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share. The percentage of total voting power of the shares of Common Stock is calculated based on the total voting power of the shares of Common Stock outstanding as of May 30, 2013, which is comprised of 45,910,600 shares of Class A Common Stock and 113,641,251 shares of Class B Common Stock and assumes that no outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

[6]

See the Schedule 13D filed on August 26, 2010, as amended, by the CIBC Trust Company (Bahamas) Limited, solely as trustee of the Non-U.S. Situs Trusts listed on Appendix A to the Schedule 13D, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[7]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office. Thomas J. Pritzker holds 89,780 stock appreciation rights (“SARs”) that are currently

CUSIP No. 448579102	13D	Page 17 of 17 Pages

exercisable at an exercise price of $40.96, 63,705 SARs that are currently exercisable at an exercise price of $41.74 and 35,150 SARs that are currently exercisable at an exercise price of $41.29. The number of shares of Class A Common Stock that Mr. Pritzker will receive upon exercise of such SARs is not currently determinable and therefore not included in the table above because each SAR gives the holder the right to receive a number of shares of Class A Common Stock equal to the excess of the value of one share of A Common Stock at the exercise date, which is not determinable until the date of exercise, over the exercise price.
[8]

See the Schedule 13D filed on August 26, 2010, as amended, by Marshall E. Eisenberg, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[9]

See the Schedule 13D filed on August 26, 2010, as amended, by Charles E. Dobrusin and Harry B. Rosenberg, not individually, but solely as co-trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[10]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[11]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[12]

See the Schedule 13D filed on August 26, 2010, as amended, by Walter W. Simmers, Andrew D. Wingate and Lucinda Falk, not individually, but solely as co-trustees for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[13]

See the Schedule 13D filed on August 26, 2010, as amended, by John Kevin Poorman, not individually, but solely as trustee of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[14]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[15]

See the Schedule 13D filed on August 26, 2010, as amended, by Lewis M. Linn, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[16]

See the Schedule 13D filed on August 26, 2010, as amended, by Gigi Pritzker Pucker and Edward W. Rabin, not individually, but solely as trustees of certain trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein on, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

[17]

See the Schedule 13D filed on August 26, 2010, as amended, by Thomas J. Muenster, not individually, but solely as trustee for the trusts listed on Appendix A-1 to the Schedule 13D, and the other Reporting Persons named therein, which includes information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

EXHIBIT 16

CERTIFICATE OF SECRETARY

The undersigned, not individually but solely in the undersigned’s capacity as the Secretary of J.P. Morgan Trust Company (Bahamas) Limited, a company incorporated in the Commonwealth of The Bahamas (“J.P. Morgan Bahamas”), hereby certifies with respect to J.P. Morgan Bahamas as follows:

Listed below are the names of representatives of J.P. Morgan Bahamas who are duly authorized, empowered and directed, in the name and on behalf of J.P. Morgan Bahamas, to:

(1) execute all documents relating to the reporting of beneficial ownership of Class A Common Stock, $0.01 par value per share, and Class B Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation, as and to the extent required to be filed with the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”), including, without limitation Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5, and successive forms thereto, and any related documentation; and

(2) do and perform any and all acts that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the Commission.

The signatures appearing opposite their respective names are original copies of their true and genuine signatures.

Name of Authorized Representative	Signature
Marsya L. Cates	/s/ Marsya L. Cates
Shavaughn L. Blades	/s/ Shavaughn L. Blades

Signature page follows.

IN WITNESS WHEREOF, I hereunder subscribe my name, not individually but solely in my capacity as Secretary of J.P. Morgan Bahamas, effective as of this 5th day of June, 2013.

/s/ Rawiya E. Rahming
Rawiya E. Rahming
Secretary of J.P. Morgan Trust Company (Bahamas) Limited

EXHIBIT 17

CERTIFICATE OF SECRETARY

The undersigned, not individually but solely in the undersigned’s capacity as the Secretary of CIBC Trust Company (Bahamas) Limited, a company incorporated in the Commonwealth of The Bahamas (the “Company”), hereby certifies with respect to CIBC as follows:

Listed below are the names of representatives of the Company who are duly authorized, empowered and directed, in the name and on behalf of the Company, to:

(1) execute all documents relating to the reporting of beneficial ownership of Class A Common Stock, $0.01 par value per share, and Class B Common Stock, $0.01 par value per share, of Hyatt Hotels Corporation, a Delaware corporation, as and to the extent required to be filed with the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the “Exchange Act”), including, without limitation Schedule 13D, Schedule 13G, Form 3, Form 4 and Form 5, and successive forms thereto, and any related documentation; and

(2) do and perform any and all acts that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the Commission.

The signatures appearing opposite their respective names are original copies of their true and genuine signatures.

Name of Authorized Representative	Signature
Carlis E. Chisholm	/s/ Carlis E. Chisholm
Helen M. Carroll	/s/ Helen M. Carroll

Signature page follows.

IN WITNESS WHEREOF, I hereunder subscribe my name, not individually but solely in my capacity as Secretary of the Company, effective as of this 4th day of June, 2013.

/s/ Norma Major
Norma Major
Secretary of CIBC Trust Company (Bahamas) Limited